FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2023

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-43567

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/23___ AND ENDING ___12/31/23___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Financorp Group International Corporation___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___800 Brickell Avenue, Suite 435___
(No. and Street)

___Miami___	___Florida___	___33131___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicholas Silva	954-334-0009	nsilva@financorpusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hacker Johnson & Smith PA
(Name – if individual, state last, first, and middle name)

500 West Cypress Creek Road Suite 450	Ft. Lauderdale	Florida	33309
(Address)	(City)	(State)	(Zip Code)

09/29/2003	400
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Nicholas Silva_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Financorp Group International Corporation_____, as of __December 31_____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of New York, County of New York Signature:

Title: CFO-Financial Operations Principal

3/28/2024

Notary Public

MISAEL MONTAS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MO0000066
Qualified in New York County
My Commission Expires 02-01-2027

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FINANCORP GROUP INTERNATIONAL CORPORATION

DECEMBER 31, 2023

TABLE OF CONTENTS



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Financorp Group International Corporation
Miami, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Financorp Group International Corporation (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as the Company's auditor since 2015.
Fort Lauderdale, Florida
March 25, 2024

1

500 West Cypress Creek Road, Suite 450, Fort Lauderdale, Florida 33309, (954) 772-3039
A Registered Public Accounting Firm

FINANCORP GROUP INTERNATIONAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$ 1,402,983
Marketable trading debt securities	996,055
Other assets	10,592
TOTAL ASSETS	**$ 2,409,630**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accrued liabilities	$ 137,501
TOTAL LIABILITIES	**$ 137,501**

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDER'S EQUITY:

Common stock - $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	1,149,999
Retained earnings	1,122,129
TOTAL STOCKHOLDER'S EQUITY	**$ 2,272,129**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 2,409,630**

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Financorp Group International Corporation (the "Company") is a Delaware corporation which was organized on August 27, 1992 and commenced operations in March 1993. The Company was formed primarily to provide investment banking and brokerage services. The Company is a registered broker-dealer and is wholly-owned by Financorp Holdings Corporation ("the Parent"), a company organized and existing under the laws of Delaware.

The Company provides brokerage services on an agency basis, which includes trading in principal transactions. Transactions are made on a fully disclosed basis. The Company's customers are primarily institutional clients or high net worth individuals domiciled in localities outside the United States of America, many of which are affiliated through common ownership. During the year ended December 31, 2022, substantially all the commission income earned by the Company was derived from these affiliates.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities, if any, at the date of the financial statements, and revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Marketable Trading Debt Securities: In accordance with Accounting Standards Codification ("ASC") 940 Financial Services—Brokers and Dealers, the Company's investments in U.S. treasury debt securities are carried at fair value with changes in fair value reported in earnings. The security purchases and sales are recorded as of the trade date.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as short-term, highly liquid investments with original maturities of less than 90 days. Cash and cash equivalents include amounts held at financial institutions and clearing brokers. Deposits held at financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

The Securities Investor Protection Corporation ("SIPC") insures the brokerage accounts with Interactive Brokers to the extent of $500,000 (including up to $250,000 for cash). The Company's cash accounts at times exceeds amounts covered by insurance provided by the FDIC and SIPC.

NOTE 2 - CASH AND CASH EQUIVALENTS, continued

At December 31, 2023, cash and cash equivalents of $96,215 was held in interest-bearing accounts at Centennial Bank and $1,306,768 at Interactive Brokers.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $2,257,553 which was $2,157,553 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0609 to 1. The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k) (2) (ii).

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKER

The Company conducts business primarily with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers which are normally settled on a delivery-against-payment basis. The clearing operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

The Company is subject to credit risk should the clearing broker be unable to remit monthly net commission revenues to the Company.

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKER, continued

For the month of December 2023, the Company earned $164,274 of commission and interest revenue and incurred $91,412 of clearing expenses. During the month of December 31, 2023, the Company received the net amount of $72,862 from the clearing broker. Therefore, there is no receivable from the clearing broker at December 31, 2023.

NOTE 5 – MARKETABLE TRADING DEBT SECURITIES

At December 31, 2023, the Company's marketable trading debt securities consists of U.S. treasury debt securities. At December 31,2023, total unrealized gains on marketable trading securities was $11,134.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Gains and losses arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Financial instruments are recorded at fair value in accordance with GAAP. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE 5 – MARKETABLE TRADING DEBT SECURITIES, continued

The following table sets forth by level, within the fair value hierarchy, the Company's marketable securities, at fair value on a recurring basis as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
U.S. Treasury securities	$ 996,055	$ -	$ -	$ 996,055
Total	$ 996,055	$ -	$ -	$ 996,055

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company determines if a contract contains a lease at inception and recognize operating lease right-of-use assets and operating lease liabilities based on the present value of the future minimum lease payments at the Commencement date.

In January 2022, the Company entered into a new lease for office space located in Miami, Florida. The lease is for a period of twelve months and will automatically renew annually unless cancelled by the Company. The office space is being leased from a related party.

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2023, and through the date of this report, there were no such claims.

NOTE 7 - INCOME TAXES

In accordance with GAAP, deferred income tax assets and liabilities are computed for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

NOTE 7 - INCOME TAXES, continued

In accordance with GAAP, deferred income tax assets and liabilities are computed for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Income tax expense of $47,412 represents current income tax expense of $47,412 and no deferred tax benefit. The net deferred tax asset included in "other assets" on the statement of financial condition is $10,592 as of December 31, 2023, and consists of the following:

Deferred Tax Assets :	Amount
Additional depreciation for tax	$ 10,592
Net deferred tax asset	$ 10,592

GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized.

Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements.

The Company's federal and state income tax returns for the years after 2020 remain subject to examination by the taxing authorities.

NOTE 8 – MAJOR CUSTOMERS AND ECONOMIC DEPENDENCE

Five affiliated customers accounted for approximately 99% of the Company's commission revenue for the year. Two are offshore funds and the others are trusts related to the Mendoza family.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2023, through March 25, 2024, the date that the financial statements were available to be issued, noting that there were no subsequent events.